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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULE 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GARGOYLES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   366033-10-8
                      (CUSIP Number of Class of Securities)


Check the following box if a fee is being paid with this statement. / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


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                                  SCHEDULE 13G
CUSIP NO.                                                      Page 2 of 6 Pages
366033-10-8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DOUGLAS B. HAUFF                    SS#:  532-584-834

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)   / /
                                                                (B)   / /

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                      5        SOLE VOTING POWER

NUMBER OF                      231,625

SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       800,459

EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         231,625

WITH                  8        SHARED DISPOSITIVE POWER
                               800,459

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,032,084

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.0%

12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).  NAME OF ISSUER.

         This Schedule 13G relates to Gargoyles, Inc., a Washington corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at 5866 South 194th Street, Kent, Washington 98032.

ITEM 2(a).  NAME OF PERSONS FILING.

         This Schedule 13G relates to Douglas B. Hauff.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address of the reporting person is 5866 South 194th Street, Kent, Washington 98032.

ITEM 2(c).  CITIZENSHIP.

         Mr. Hauff is a United States Citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

         This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

         The CUSIP Number for the Company's Common Stock is 366033-10-8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a)/ /   Broker or dealer registered under Section 15 of the Act,

    (b)/ /   Bank as defined in Section 3(a)(6) of the Act,

    (c)/ /   Insurance Company as defined in Section 3(a)(19) of the Act,

    (d)/ / Investment Company registered under Section 8 of the Investment Company Act,


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    (e)/ /   Investment Advisor registered under Section 203 of the Investment
             Advisors Act of 1940,

    (f)/ / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

    (g)/ /   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

    (h)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                 NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         The following describes the ownership of Common Stock by Mr. Douglas B. Hauff as of December 31, 1996:

         (a)      Amount beneficially owned: 1,032,084 (1)

         (b)      Percent of class: 13.0%

         (c)      Number of shares as to which such person has:

                       (i) Sole power to vote or direct the vote: 231,625

                      (ii) Shared power to vote or to direct the vote: 800,459
                           (1)(2)

                     (iii) Sole power to dispose or to direct the disposition
                           of: 231,625

                      (iv) Shared power to dispose or to direct the disposition
                           of: 800,459 (1)(2)

         (1) Includes 664,209 shares subject to an option granted to Mr. Hauff by certain shareholders of the Company, including Steven
                  R. Kingma (with respect to 11,357 shares) (the "Kingma Shares"), David W. Jobe (with respect to 11,357 shares) (the "Jobe Shares") and Trillium Corporation (with respect to 567,704 shares) (the "Trillium Shares") (collectively, the "Option Shares"). Also includes 136,250 shares held by the Hauff Family Limited Partnership (the "Hauff Partnership Shares"), of which Mr. Hauff is a general partner.

         (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares is deemed to be shared among Mr. Hauff, and, with respect to Kingma Shares, Mr. Steven R. Kingma, with respect to the Jobe Shares, Mr. David W. Jobe, with respect to the Trillium Shares, the Trillium Corporation, and with respect to the Hauff Partnership Shares, the Hauff Family Limited Partnership. In each case, each of such persons denies beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.  CERTIFICATION.

      Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         Dated: February 12, 1997




                                        By   /s/ Douglas B. Hauff
                                           --------------------------------
                                           Douglas B. Hauff


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